EXHIBIT 99.1

ECI Telecom Announces Pricing of Veraz Networks

Initial Public Offering

--- ECI Expects to Record Gains of $35 to 48 million ---

PETAH TIKVA, ISRAEL - April 4, 2007 - ECI Telecom Ltd. (NASDAQ: ECIL), a global provider of networking infrastructure equipment, announced today that Veraz Networks, a company in which ECI holds approximately 40%, priced its initial public offering on NASDAQ at $8 per share (before underwriting discounts). Veraz will raise gross proceeds of $54 million (before underwriting discounts and expenses), selling 6,750,000 shares. In addition, ECI will sell 2,250,000 shares at the public offering price. The underwriters have been granted a 30-day option to purchase up to an additional 1,012,500 shares of common stock by Veraz and up to an additional 337,500 shares by ECI at the initial public offering price to cover over-allotments, if any. Veraz will trade on the NASDAQ Global Market under the symbol “VRAZ”.

ECI now expects to record gains under U.S. generally accepted accounting principles of $35 to 48 million in connection with Veraz's initial public offering. The final amounts will be determined based on the possible exercise of the over-allotment option by the underwriters, as well as finalization of certain tax estimates. The gains will be recorded over the first, second and third quarters of 2007. Following the offering, ECI will own 27.5% (23% on a fully diluted basis) of the common stock of Veraz, assuming no exercise by the underwriters of their over-allotment option.

The offering was made through an underwriting syndicate let by Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. who acted as joint book-running managers. Jefferies & Company and Raymond James & Associates, Inc. acted as co-managers for the offering. Copies of the final prospectus relating to the offering may be obtained by contacting Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010; Tel: 1-800-221-1037 or Lehman Brothers, Inc., c/o ADP Financial Services, Prospectus Fulfillment, 1155 Long Island Avenue Edgewood, NY 11717; fax 1-631-254-7268.

Contact:
Elana Holzman, VP Investor Relations, ECI Telecom, Tel: International access code +972-3-926-6255, elana.holzman@ecitele.com